News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 16, 2025

Seabridge Gold Plans to Spin-Out 11.0 Million Ounce

Courageous Lake Gold Project

"Newco" to Unlock Value of Advanced-Stage,

High Grade Gold Project to Seabridge Shareholders

Toronto, Ontario. Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") announces today its intention to spin-out its wholly owned subsidiary, Seabridge Gold (NWT) Inc. (to be renamed "Valor Gold") which owns 100% of the Courageous Lake Gold Project ("Courageous Lake" or the "Project"), located in Canada's Northwest Territories. Following the spin-out, Valor Gold will be focused on advancing the Project through exploration, engineering and permitting. It is contemplated that Valor Gold shares would be distributed to Seabridge shareholders and listed on, at least, one major public stock exchange. Seabridge would continue focusing primarily on its KSM gold/copper project and its other exploration assets.

Courageous Lake is one of Canada's largest undeveloped gold projects with total contained gold inventory, comprising Measured and Indicated Resources, of 11.0 million oz of gold (145.2 million tonnes at an average grade of 2.36 grams per tonne), plus an additional 3.3 million ounces of gold in the inferred category (40.6 million tonnes at 2.52 grams per tonne). The reported measured and indicated resources incorporate 2.8 million ounces of proven and probable reserves (33.9 million tonnes at 2.6 grams per tonne) which would make it one of the highest-grade open pit gold projects in Canada.

Rudi Fronk, Seabridge's Chair and CEO stated: "We have always believed, as we have shown in our recent studies, that Courageous Lake is a valuable project with enormous additional district potential in a Tier 1 jurisdiction. We also believe that Courageous Lake is being attributed little to no value in the price of Seabridge shares today."

Fronk continued: "A spin-out of Courageous Lake should give our shareholders more optionality around a gold asset that has been overshadowed for too long by KSM, which remains our primary development focus. We believe that this reorganization will bring attention to the potential of Courageous Lake and unlock additional value for Seabridge shareholders while allowing them to continue having the same exposure to all of Seabridge's assets."

In February 2024, Seabridge filed an updated NI 43-101 technical report for Courageous Lake that included the results of an updated Preliminary Feasibility Study (the "2024 PFS") and a new Preliminary Economic Assessment (the "2024 PEA") that evaluates a conceptual expansion of the Courageous Lake open pit beyond the 2024 PFS mine plan. Seabridge believes there is further upside potential with inclusion of potential high-grade, near-surface, non-refractory satellite pits nearby, similar to the Walsh Lake deposit, discussed below, and exploration on the ~500km2 land package, of which less than 15% has been explored to date.

Courageous Lake 2024 PFS Highlights at US$1,850/oz gold:

> Mine Life: 12.6 years

> Total Payable Gold: 2.5Moz

> Average Annual Payable Gold: 201koz

> Cash Cost: US$863/oz

> AISC: US$999/oz

> Initial Capital: US$747 million

> After-Tax NPV (5%): US$523 million

> IRR: 20.6%

> Payback period: 2.8 years

At US$2,500/oz gold, the after tax NPV (5%) increases to US$1.1 billion, the IRR to 38.2% and the payback period drops to 1.6 years.

Courageous Lake Mineral Resource Estimate at a 0.8g/t Au Cut-Off Grade:

Class	Tonnage (ktonnes)	Au Grade (g/t)	Au Metal (koz)
Measured	6,007	2.84	548
Indicated	139,167	2.34	10,449
Measured + Indicated	145,174	2.36	10,997
Inferred	40,603	2.52	3,286

In addition to the above stated resources, the project also hosts a satellite deposit (Walsh Lake) that has an inferred resource of 4.13 MT at 4.18 g/t containing 555,000 ounces of gold (the "Walsh Lake Resource Estimate").

Next steps for the spinout of Courageous are anticipated to include:

- Formation of Valor Gold: Full details of the proposed arrangement will be released in due course. Seabridge management will continue to manage Courageous Lake until a dedicated management team and board of directors are installed at Valor Gold. It is Seabridge's intention that Seabridge employees will not have any involvement in the day-to-day operations of Valor Gold.

- Financing: Seabridge plans to spinout Valor Gold with sufficient funds in its treasury for immediate needs and working capital, but Valor Gold may consider completing a private financing to raise capital for 2026 and 2027 work programs.

- Exploration Potential: Once the spinout is completed, Valor Gold intends to complete a targeted drill program to further explore for satellite deposits analogous to Walsh Lake having the potential to materially improve economics.

- Public Listing: It is expected that the spinout of the Valor Gold shares to Seabridge shareholders will be completed by way of a plan of arrangement under the provisions of the Canada Business Corporations Act. Upon closing of the proposed plan of arrangement, Valor Gold will become a reporting issuer in each of the provinces and territories of Canada where Seabridge is currently a reporting issuer, and it is expected that Valor Gold will seek a public listing, but there is no assurance that such a listing will be obtained. Seabridge intends to update the market on progress regarding this transaction in Q1 2026.

Readers are cautioned that the reorganization plan described herein is a statement of intention only at this point and there can be no assurance that the proposed spinout will occur, or that it will occur in the manner and timeline described in this press release. Completion of the proposed transaction is subject to a number of conditions, which will include the approval of Seabridge's board, Seabridge shareholder approval, court approval and regulatory approvals.

Further information regarding the mineral resource and reserve estimates, the 2024 PFS, and the 2024 PEA and the Walsh Lake Resource Estimate is provided in the technical report titled "Courageous Lake Pre-feasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report", with an effective date of January 5, 2024, filed on SEDAR+ under Seabridge's profile.

The 2024 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2024 PEA will be realized. Mineral Resources in the 2024 PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability.  The 2024 PEA evaluates a conceptual expansion beyond the PFS pit and includes Inferred Mineral Resources. See the 2024 PEA for relevant assumptions, parameters, and risks.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

The contents of this release have been reviewed and approved by William Threlkeld, P.Geo, Senior Vice President, Exploration of the Company and a qualified person under National Instrument 43-101

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the Company's intention to spin-out Valor Gold by way of plan of arrangement; the targeted listing of the shares of Valor Gold on a major public exchange; the anticipated focus of Valor Gold post-spin-out being the advancement of Courageous Lake through exploration, engineering and permitting, and a targeted drill program to further explore for satellite deposits analogous to Walsh Lake having the potential to materially improve economics; the Company's expectation that Courageous Lake's measured and indicated resources and proven and probable reserves would make one of the highest-grade open pit gold projects in Canada; the Company's belief that the spin-out will give shareholders more optionality around a gold asset and unlock additional value; and the Company's initial financial plans with respect to Valor Gold.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: the spin-out may not occur on the timeline anticipated or at all; the structure of the spin-out is subject to change; the Company does not receive the necessary approvals for the transaction, including shareholder, TSX and court approvals; the shares of Valor Gold may not be listed on a major public exchange; the anticipated exploration focuses of Valor Gold may not be as anticipated; the targeted drill program may not materially improve economics as expected; shareholders may not gain additional optionality as a result of the spin-out; the Company's initial financing plans with respect to Valor Gold may change; the changes occur in the underlying facts used to calculate a resource or reserve estimate that make declaration of a mineral resource or mineral reserve problematic; and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com